

Mail Stop 7010

July 25, 2006

David W. Kay
Executive Vice President, Chief Financial Officer and Treasurer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219-0228

> **Re:** **Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Period Ended March 31, 2006**
> **File No. 0-22462**

Dear Mr. Kay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies – Impairment of Long-Lived Assets, page 44

1. We read that you test acquired identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. We assume that this policy only relates to your intangible assets that are subject to amortization. Please tell us, and revise

future filings to disclose, your accounting policy for testing indefinite-lived intangible assets for impairment. Refer to paragraph 17 of SFAS 142.

Note 3 – Acquisitions, page 49

2.   We note that an average of approximately 50% of the purchase prices of the 2005 acquisitions was allocated to goodwill. For each of your acquisitions of SCM Asia, Gutter Helmet, and AMICO, please tell us and disclose in future filings the factors that contributed to each of the purchase prices that resulted in such significant goodwill. See paragraph 51(b) of SFAS 141. Also describe to us how you valued the intangible assets that you have identified in these acquisitions, and tell us how you determined that there were no additional intangible assets that need to be recognized.

Note 4 – Goodwill and Related Intangible Assets, page 54

3.   We read that you have a trade name and a trademark valued at $21.4 million with indefinite useful lives. For each of these, please provide us with a detailed analysis of the criteria specified in paragraph 11 of SFAS 142 to support your use of an indefinite life. Additionally, in future filings, please revise your related disclosures in Note 3 to indicate that these intangible assets have an "indefinite" life, not an "indeterminable" life, to comply with the terminology of SFAS 142.

Item 9A – Controls and Procedures, page 68

4.   We note your officers concluded that the Company's disclosure controls and procedures "…were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the definition of disclosure controls and procedures. Alternatively, your officers may conclude in the future that the Company's disclosure controls and procedures are "effective" or "ineffective" without defining disclosure controls and procedures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jennifer Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief